UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nu Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000006666666667 per share

(Title of Class of Securities)

G6683N103

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6683N103	SCHEDULE 13G/A	Page 1 of 5

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 148,878,849 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 148,878,849 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,878,849 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G6683N103	SCHEDULE 13G/A	Page 2 of 5

1.	Names of Reporting Persons Huang River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 146,973,356 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 146,973,356 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 146,973,356 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G6683N103	SCHEDULE 13G/A	Page 3 of 5

Item 1(a).	Name of Issuer:

Nu Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Campbells Corporate Services Limited

Floor 4, Willow House, Cricket Square

Grand Cayman, KY1-9010, Cayman Islands

Item 2(a).	Name of Person Filing:

Tencent Holdings Limited

Huang River Investment Limited

Item 2(b).	Address or Principal Business Office or, if None, Residence:

Principal business office for Tencent Holdings Limited and Huang River Investment Limited:

Level 29, Three Pacific Place

No.1 Queen’s Road East, Wanchai, Hong Kong

Item 2(c).	Citizenship:

Tencent Holdings Limited — Cayman Islands

Huang River Investment Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.000006666666667 per share (“Class A Ordinary Shares”).

Item 2(e).	CUSIP Number:

G6683N103.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. G6683N103	SCHEDULE 13G/A	Page 4 of 5

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Percent of class determined is based on 3,706,856,366 Class A Ordinary Shares of the Issuer outstanding as reported in the current report on Form 6-K filed by the Issuer with the U.S. Securities and Exchange Commission on July 12, 2024.

Tencent Holdings Limited may be deemed to have beneficial ownership over 146,973,356 Class A Ordinary Shares held of record by Huang River Investment Limited, a company incorporated in the British Virgin Islands wholly owned by Tencent Holdings Limited.

Tencent Holdings Limited may also be deemed to have beneficial ownership over 1,905,493 Class A Ordinary Shares held of record by Silver Alternative Holding Limited, a company incorporated in the Cayman Islands controlled by Tencent Holdings Limited.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

As of September 30, 2024, each of the reporting persons, namely Tencent Holdings Limited and Huang River Investment Limited, ceased to be the beneficial owner of more than five percent of the Class A Ordinary Shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G6683N103	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13G/A - Nu Holdings Ltd.]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement